02030657

NO ACT
P.E 1-9-02
1-00655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2002

Patricia J. Martin
Deputy General Counsel and Secretary
Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039

Act 1934
Section
Rule 14A-8
Public Availability 3/14/2002

PROCESSED
APR 16 2002
P THOMSON FINANCIAL

Re: Maytag Corporation
Incoming letter dated January 9, 2002

Dear Ms. Martin:

This is in response to your letters dated January 9, 2002 and February 5, 2002 concerning the shareholder proposal submitted to Maytag by William Steiner. We also have received a letter on the proponent's behalf dated January 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: William Steiner
4 Radcliff Drive
Great Neck, NY 11024

MAYTAG

Patricia J. Martin
Deputy General Counsel
& Secretary

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-787-8505
Fax: 641-787-8102
E-mail: pmarti@maytag.com

January 9, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by William Steiner (Poison Pill) for Inclusion in The Maytag Corporation 2002 Proxy Statement

Dear Sir or Madam:

On September 18, 2001, Maytag Corporation ("Maytag") received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Mr. William Steiner (the "Proponent"), with Mr. John Chevedden acting as his proxy, for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude parts of the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Maytag excludes these parts of the Proposal from its proxy materials.

Further, in accordance with Commission Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Maytag the undersigned hereby files six copies of this letter and the Proposal and accompanying attachments. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to "allowing shareholder vote on poison pills." The Proposal states in part:

> 5 – ALLOW SHAREHOLDER VOTE ON POISON PILLS
> PROPOSAL TOPIC WHICH WON 62% SHAREHOLDER APPROVAL AT THE 2001 ANNUAL MEETING
> Maytag shareholders request the board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable. ....

<u>See</u> Exhibit A for copy of full proposal.

Maytag believes that it properly may exclude portions of the Proposal from the 2002 Proxy Statement and form of proxy. In particular, we believe that portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements of fact or assertions.[1] Parts of the Proposal should also be omitted from the proxy materials as contrary to Rule 14a-9 because they contain unsupported generalizations, missing cites, or mis-statements. The Proponent fails to provide authority, and in several instances even a source, for several statements in the Proposal. The reasons for our conclusions are more particularly described below (the statements will be addressed in the order they are made in the Proposal:)

1. The Proposal contains the false and misleading quotation from the book "Power and Accountability" by Nell Minow and Robert Monks that **"Poison pills adversely affect shareholder value."** (Paragraph No. 2 of Proposal)

Despite numerous searches of this book, both manual and electronic, Maytag is unable to locate the quotation or a substantially similar paraphrase. In fact, Minow and Monk's book states as follows regarding poison pills and shareholder value:

> The evidence to date on the value of pills has been inconclusive. One type of study has examined the price movement of company stock following the adoption of a pill. Some have suggested that adoption of a pill increases share value; some say the opposite. [footnote omitted]. Another set of studies has focused on how pills are used in practice. Some of these suggest that companies with pills generally receive higher takeover premiums than companies without pills; others disagree. [footnote omitted][2]

The Proponent and his legal proxy have a history of fabricating quotations and attributing them to this publication and they have been previously admonished by the Staff. See e.g. *APW Ltd* (available October 17, 2001); *General Motors Corporation* (available March 27, 2001); *Raytheon Company* (available February 26, 2001). We respectfully request that the Staff take notice of the Proponent's repeated and willful fabrications, and seriously consider measures to prevent the Proponent's continued abuse of the proxy rules.

2. The Proponent goes on to make an unsupported (and irrelevant) factual assertion that **"Institutional Investors own 57% of Maytag Stock."** (Para No. 2 of Proposal). Without

---

[1]As stated, Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact, or which omit[ ] to state any material fact necessary in order to make the statements therein not false or misleading." In particular, the Staff has recognized that a proposal or portions of the proposal may be excluded under Rule 14a-8(i)(3) if they contain false and misleading statements. See *Emerson Electric Co.* (available Oct. 27, 2000); and *The Boeing Co.* (available Mar. 6, 2000).

[2] Nell Minow & Robert Monks, Power and Accountability, Chapter 2, 1991(http://www.regm.com/library/books/poweracc/chapter2.html)

support it is unclear as to how the Proponent derived this number (Maytag neither tabulates nor reports the characteristics of its stockholders), or as to which date it speaks.

The Proponent follows this statement with the assertion that **"Institutional investors have a fiduciary duty to vote in the best interest of shareholders."** It is not clear as to whose shareholders Proponent is referring in this statement. If it is Maytag's shareholders, we are unaware of the source of any duty of any "institutional investor" to vote in the best interests of the other shareholders, and request that this statement be struck.

Alternatively, if Proponent intends to refer to shareholders of any "institutional investor" it is not clear how this is relevant to the proposal. Moreover, the Proponent's repeated references to institutional investors give the false and misleading impression that the Proponent enjoys wide backing of institutional investors. We are not aware of any such support by institutional investors for Proponent, his tactics or his proposals. Accordingly these paragraphs should be struck from the supporting statement.

3. **"Professor John Pound of Harvard's Corporate Research Project found a correlation between high corporate performance and the absence of poison pills."**

This statement should be deleted because it contains no citation to authority.

4. Proponent devotes four paragraphs to maligning management's rebuttal to an earlier shareholder proposal by Proponent. These paragraphs, listed under the heading **"Flaws in Management's 2001 Argument"** are individually and collectively false and misleading. As a whole they malign Maytag's management by alleging deficiencies in both the company's 2001 Proxy Statement and management's actions concerning the 2001 annual meeting.

First, these paragraphs are at best wholly irrelevant to the Proposal. As the Staff has said "if a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view . . . " See Staff Legal Bulletin No. 14 (July 13, 2001). Proponent had not notified Maytag of any perceived false or misleading statements in the statement of opposition, prior to the Proposal. We believe that almost a year after the fact, these allegations are no longer timely. More significantly, we believe that a shareholder proposal is an inappropriate forum for alleging deficiencies in a prior year's proxy statement.

Further, the specific paragraphs are themselves false and misleading for the following reasons:

4(a) **"Management failed to note that its so-called "empirical evidence" in 2001 was a study funded by a company that gets an overwhelming ratio of funds from management groups compared to funding from shareholder groups."**

This statement should be deleted because it contains no reference to what study is cited. No evidence of allegation regarding sources of funds that supported study.

4(b) **"Management also failed to inform shareholders that it has sole access to the company treasury to send out one-sided voting advice as it did in 2000. This costly non-objective solicitation was sent to thousands of shareholders after the legal mailing was completed."**

This statement is false or misleading in the following respects:

1. In 2000, Maytag mailed supplementary soliciting materials in the form of a letter to 50 institutional shareholders, not "thousands," regarding the 2000 shareholder proposals. The letter was also filed with the SEC. See Exhibit D.

2. The cost of the solicitation de minimus. Therefore, the solicitation was not costly.

3. It is not clear what the Proponent is referring to by the "legal mailing." If by legal mailing Proponent is referring to Maytag's Proxy Statement for its 2000 annual meeting, this is a non-sequiter at best. Supplementary soliciting material by definition is always mailed after the proxy statement. Moreover, the reference to a "legal mailing" falsely implies that there was something illegal or improper in the supplementary material. This is incorrect.

4. The sentence is misleading by not referring to a date of the actions in question. The letter was mailed on 4/5/00 in respect of the *2000 Annual Meeting;* the Proponent falsely implies that these events occurred much more recently than almost 2 years ago.

Because of these false or misleading statements the entire paragraph should be deleted. This statement is also irrelevant as it relates to the 2000 proxy season as noted above.

4(c) **"Management was a poor sport in tampering with the titles of shareholder proposals in 2001. Management gave the proposal 2nd titles in the proxy statement and 3rd titles on ballots–creating potential confusion."**

In accordance with the Proxy Rules, Maytag reproduced the proposal in its 2001 proxy statement verbatim. See Exhibit B. For style and consistency purposes Maytag prefaced the proposal with a heading entitled "Shareholder Proposal Regarding 'Poison Pills'". However there was nothing false and misleading about this heading, nor did Maytag in any way "tamper" with the shareholder's proposal (including title) which was faithfully reproduced. Moreover, rather than confuse, as Proponent alleges, Maytag believes that these introductory headings served to clarify and aid the shareholder in reading the proxy statement. Similarly, on the accompanying proxy card, the proposal was referred to as "The proposal of a shareholder concerning adoption of 'poison pill' provisions." See Exhibit C. The accusation of management "tampering with the titles" is wholly unsupported and implies again an improper action on management's part for which Mr. Steiner/Chevedden has no basis to make. Further, there is no evidence that any shareholder was confused by the heading or the manner in which the proposal was listed on the proxy card.

Because of the above this entire paragraph should be deleted.

4(d) **"Management also failed to note that if directors have sole authority to decide on a potentially profitable offer for the company, there is no guarantee that directors will ignore their own personal interest for compensation and longevity at Maytag."**

This statement maligns the directors of Maytag with absolutely no basis in fact. In addition, the statement has no relation to adoption of a poison pill.

Failure by the Proponent to provide citations or other documentation renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. In *Alaska Air Group* (available March 26, 2000), the Staff in each instance found that the assertions could be omitted, unless the proponent provided factual support. Accordingly, we believe the statements may all be properly omitted from the Proposal.

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Maytag anticipates that the 2002 Proxy Statements will be finalized for printing on or about March 15, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at 641-787-8505.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Sincerely,

Patricia J. Martin
Deputy General Counsel and Secretary
Telephone: 641-787-8505
Facsimile: 641-787-8102

PJM:jkp

Enclosures: Exhibit A: 2002 Poison Pill shareholder proposal
Exhibit B: Excerpt from 2001 Proxy regarding similar proposal
Exhibit C: Ballot (2001)
Exhibit D: Letter sent to institutional shareholders (4/15/00)
Copy of this letter for return acknowledgment
Return self-addressed envelope

cc with enclosures: William Steiner
John Chevedden

EXHIBIT A

2002 POISON PILL

SHAREHOLDER PROPOSAL

9/18/01

[September 18, 2001 submission at company direction]

5 – ALLOW SHAREHOLDER VOTE ON POISON PILLS

[This proposal title – no more, no less – is designated by the shareholder and intended for unedited publication in all references, including each ballot. This is in the interest of clarity and avoids the perception of misleading shareholders.]

[This title is not intended to be reworked by management into a 2nd title version in the proxy statement and furthermore into a 3rd title on ballots as management did in 2001.]

PROPOSAL TOPIC WHICH WON 62% SHAREHOLDER APPROVAL AT THE 2001 ANNUAL MEETING

Maytag shareholders request the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

This proposal is submitted by William Steiner, 4 Radcliff Drive, Great Neck, NY 11024.

Why require a shareholder vote to maintain a poison pill?

1) The poison pill injures shareholders by reducing management accountability.

2) Poison pills adversely affect shareholder value.
POWER AND ACCOUNTABILITY
By Nell Minow and Robert Monks

- The Council of Institutional Investors (www.cii.org) – an association of institutional investors with assets exceeding $1 Trillion – recommends poison pills first be approved by shareholders.
- Institutional investors own 57% of Maytag stock.
- Institutional investors have a fiduciary duty to vote in the best interest of shareholders.

Negative Effects of Poison Pills on Shareholder Value

Professor John Pound of Harvard's Corporate Research Project found a correlation between high corporate performance and the absence of poison pills.

A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate.

Management Lacks Shareholder Support

Management arguably does not command the full support of shareholders on 3 key rules at the highest level of the company. Shareholders rejected management's advice on these 3 proposal topics at the 2001 annual meeting and voted yes:

• Allow Shareholder Vote on Poison Pills	62% Yes
• Allow Simple Majority Vote	60% Yes
• Annual Election of Each Director	56% Yes

Flaws in Management's 2001 Argument

Management failed to note that its so-called "empirical evidence" in 2001 was a study funded by a company that gets an overwhelming ratio of funds from management groups compared to funding from shareholder groups.

Management also failed to inform shareholders that it has sole access to the company treasury to send out one-sided voting advice as it did in 2000. This costly non-objective solicitation was sent to thousands of shareholders after the legal mailing was completed.

Management was a poor sport in tampering with the titles of shareholder proposals in 2001. Management gave proposals 2nd titles in the proxy statement and 3rd titles on ballots – creating potential confusion. Nonetheless three shareholder proposals triumphed with 56%, 60% and 62% of the votes based on yes and no votes.

Management also failed to note that if directors have sole authority to decide on a potentially profitable offer for the company, there is no guarantee that directors will ignore their own personal interest for compensation and longevity at Maytag.

Shareholder vote on poison pills will avoid further concentration of power in the directors who continue to rebuff the impressive votes of shareholders.

ALLOW SHAREHOLDER VOTE ON POISON PILLS
PROPOSAL TOPIC WHICH WON 62% SHAREHOLDER APPROVAL
AT THE 2001 ANNUAL MEETING
YES ON 5

These brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended. Reformatting could create the perception that shareholders are being mislead on the emphasis given to key points and/or that the message to shareholders is being diluted or confusion is added by management.

The company is requested to insert the correct proposal number based on the dates proposals are initially submitted.

EXHIBIT B

EXCERPT FROM 2001 PROXY STATEMENT REGARDING POISON PILL

2001

MAYTAG CORPORATION
NOTICE OF ANNUAL MEETING
AND
PROXY STATEMENT

MEETING NOTICE

The Annual Meeting of the Shareholders of Maytag Corporation, a Delaware corporation, will be held at the Sodexho Marriott Conference Center auditorium, located at 600 North Second Avenue West, Newton, Iowa 50208, on May 10, 2001 at 8:30 a.m., for the purpose of considering and acting upon the following:

(1) The election of three directors for three-year terms, expiring in 2004.

(2) Ratification of selection of Ernst & Young LLP as independent auditors to audit the consolidated financial statements to be included in the Annual Report to Shareholders for 2001.

(3) If properly presented at the Annual Meeting, a shareholder proposal concerning the classification of the Board of Directors.

(4) If properly presented at the Annual Meeting, a shareholder proposal concerning super-majority voting provisions.

(5) If properly presented at the Annual Meeting, a shareholder proposal concerning shareholder adoption of "poison pill" provisions.

(6) The transaction of any other matters that properly come before the meeting or any adjournment thereof.

Shareholders entitled to vote are invited to attend the Annual Meeting.

The Board of Directors has fixed the close of business on March 14, 2001 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting.

Dated: April 3, 2001

Patricia J. Martin
Secretary

Incorporation requires an 80% vote of the shares outstanding and entitled to vote when a potential acquiror of the Corporation offers a premium price to some shareholders rather than the same price to all shareholders.

Your Board believes that it is unfair to the shareholders to permit a potential acquiror to pay a premium price to acquire a position in the Corporation, and then offer the remaining shareowners a lower price. A super-majority voting requirement under such circumstances (a Fair Price provision) is necessary to protect the interests of all shareholders. At the 1984 Annual Meeting, the owners of over 83% of the shares represented at the meeting (over two-thirds of the shares issued and outstanding) voted to adopt the Fair Price provision as part of the Certificate of Incorporation.

The Proponent's resolution might also refer to all super-majority provisions of the Certificate and Bylaws of the Corporation. Super-majority provisions assure that carefully considered corporate governance rules are not replaced without a substantial consensus majority for change. They are defensive tools that deter a hostile raider from gaining control of the corporation on unfair terms. Super-majority provisions along with other defensive tools empower the Board to act in the best interests of all shareholders by carefully considering and responding in a reasoned manner to hostile bids. In addition, repeal of all super-majority provisions would repeal the highly desirable Fair Price provision.

The Proponent's statement of support references many matters which the Board does not believe relate to super-majority voting, such as tenure of directors, cumulative voting, and confidential voting. Adoption of the proposal would have no impact on any of these issues. The Corporation is fortunate to have high quality seasoned professionals with diverse business experience as directors. The Maytag Board of Directors is not as represented in the Proponent's supporting statement.

Adoption of this proposal furthermore, by itself, would not eliminate super-majority provisions. Formal amendments to repeal the super-majority provision of the Certificate of Incorporation must be adopted by the Board and presented to the Corporation's shareholders, and such a request must be approved by the vote of the holders of at least two-thirds of the stock outstanding and entitled to vote at any regular or special meeting of shareholders as to each such super-majority provision (80% with regard to the Fair Price provision).

A similar proposal was submitted by the same shareholder at the 1999 Annual Meeting. This proposal was supported by only 33.2% of outstanding shares and the majority of voting shares rejected it. After the proposal narrowly passed in 2000 with 50.95% of the votes cast and 34.8% of outstanding shares, the Board determined that it was not in the best interest of Maytag to eliminate super-majority voting.

The Board of Directors recommends a vote AGAINST this proposal.

(5) SHAREHOLDER PROPOSAL REGARDING "POISON PILLS"

Maytag received a shareholder proposal from William Steiner, 4 Radcliff Drive, Great Neck, New York 11024 who holds 575 shares of common stock. John Chevedden is named as Mr. Steiner's proxy for purposes of this proposal. The proposal is as follows:

SHAREHOLDER VOTE ON POISON PILLS
ADOPT PROPOSAL THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000

RESOLVED:

SHAREHOLDER VOTE ON POISON PILLS
ADOPT PROPOSAL THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES IN 2000

Maytag Corporation shareholders request establishing a bylaw for shareholder vote to be required to adopt or maintain a poison pill. Currently the Maytag Corporation board can adopt a poison pill at any time without a shareholder vote.

Once enacted this proposal is not to be amended, modified or repealed, except by a shareholder vote as a separate ballot item.

Why require a shareholder vote to adopt or maintain a poison pill?

- 1) The poison pill injures shareholders by reducing management accountability and adversely affects shareholder value.
- 2) Pills give directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders.
  Nell Minow and Robert Monks in their book.
  Power and Accountability
- Shareholder right to vote on poison pill proposals won an average 57% APPROVAL from shareholders at 24 major companies in 2000.
  Investor Responsibility Research Center
- The Council of Institutional Investors (*www.cii.org*) recommends in its Shareholder Bill of Rights: Shareholder approval of all poison pills.

Maytag is 52%-owned by institutional investors.

Negative Effects of Poison Pills on stock value

The negative effects of poison pills on stock value have been the subject of extensive research. A 1986 study by the Office of the Chief Economist of the Securities and Exchange Commission on poison pill economics states that "The stock-returns evidence suggests that the effect of poison pills to deter prospective hostile takeover bids outweighs the beneficial effects that might come from increased bargaining leverage of the target management."

A 1992 study by Professor John Pound of Harvard's Corporate Research Project and Lilli A. Gordon of the Gordon Group found a correlation between high corporate performance and the absence of poison pills.

Given the undeniably undemocratic way in which poison pills have been adopted and maintained, many institutional investors believe poison pills should be voted on by shareholders.

At a minimum, many institutional investors believe that the shareholders should have the right to vote on the need of such a powerful tool, which can entrench existing management.

This proposal is submitted because it embodies an important principle of corporate governance, namely, the right of shareholders to have a say when a company contemplates adopting a poison pill.

A poison pill can insulate management at the expense of shareholders. Management and the board should have appropriate tools to ensure that all shareholders benefit from a takeover proposal, but a poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate.

This one proposal for shareholder vote on poison pills is particularly important considering the shortcomings of company directors in corporate governance practices:

Annual Election of each Directors, a shareholder proposal, won an impressive majority approval of Maytag stock cast as yes or no votes in both 1999 and 2000.

The 2000 vote was particularly significant since management made an extraordinary effort to send one-sided voting instructions, with management's position exclusively, to thousands of shareholders after sending the original proxy mailing. Maytag subsequent proxy materials omitted the merits of all shareholder proposals that were legally required to be published in the original proxy materials.

Management has not acted consistent with these 2 impressive and consecutive shareholder votes.

Election irregularities at the 2000 shareholder meeting?

Furthermore, the *Wall Street Journal* reported that Maytag management announced that the shareholder proposal for annual election of each director won shareholder approval at the formal 2000 shareholder meeting. Management then reversed itself and reported that the proposal received 49.8% of votes cast (even if abstentions are counted as no votes). Since the annual meeting management has raised doubt by refusing to disclose the voting numbers announced at the annual meeting that led to management announcing that this proposal won approval.

Forbes said:

Maytag is cheap. Poor sales of its lower-priced washers and vending machines have helped beat the stock price down from $74 in 1999. What could Maytag sell for now? Prudential Securities analyst Nicholas Heymann says in excess of $50 per share.

Would Maytag shareholders go for it? Very likely. They voted in May to lift an antitakeover restriction requiring a supermajority vote before the company can be sold. The board has yet to act on the proposal, though one of its members, Lester Crown, controls 6.7% of the shares. In the past year the value of his investment has lost $200 million.

Reuters said:

Maytag stock has been hovering near its 52-week low of $25—well off a peak of $74 in 1999.

In the 3rd quarter, Maytag reported a 27% drop in income, due in large part to Circuit City discontinuing major appliances and the bankruptcy of Maytag retailer Heilig-Meyers.

"If Maytag and Electrolux were to merge, it would significantly improve product development and market share growth," said Prudential Securities analyst Nicholas Heymann. "That option is becoming even more universally accepted and the only one making sense."

Shareholder vote on poison pills will avoid further concentration of power in the directors who continue to rebuff the impressive votes of shareholders.

ADOPT PROPOSAL THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES IN 2000
SHAREHOLDER VOTE ON POISON PILLS
YES ON 5

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO PROPOSAL 5

THE BOARD OF DIRECTORS BELIEVES THAT THIS PROPOSAL CONCERNING "POISON PILL" PROVISIONS IS NOT IN THE BEST INTERESTS OF THE CORPORATION OR ITS SHAREHOLDERS AND RECOMMENDS A VOTE AGAINST THE PROPOSAL.

Maytag strenuously disagrees with the following statements:

- The proposal incorrectly states that the annual election of directors' proposal "won an impressive majority" approval in both 1999 and 2000. The correct facts are: In 1999, the proposal was approved by 51.9% of the shares then voting which represented only 38.1% of all shares outstanding of Maytag. **In the year 2000, this same proposal failed**, receiving 49.8% affirmative votes, which represented only 34% of all outstanding shares. There were not "two impressive and consecutive shareholder votes."
- References to "one-sided voting instructions" implies that the voting procedures established by Maytag were in some way improper. They were not. The voting instructions were precisely correct. Maytag, as well as the Proponent, can legally contact shareholders to explain its point of view and urge shareholders to vote against a proposal if Maytag believes the proposal is not in the best interest of the Corporation.
- There were no "voting irregularities" at the 2000 Annual Meeting. The preliminary vote announced at the meeting for one proposal was just that, preliminary. When the inspectors of election finished the final count of votes and certified the results, that proposal was defeated.

The proposal asks Maytag's shareholders to adopt a by-law provision that contains two substantive components. First, it would prohibit Maytag from adopting or maintaining a shareholder rights plan, commonly referred to as a "poison pill", unless such plan has been approved by the holders of the outstanding shares of the common stock of the Company. Second, the proposal provides that the Board could not amend, modify or repeal this proposal except by a shareholder vote. The Proponent does not indicate in his proposal, however, what percentage of shareholder approval should be required to amend, modify or repeal this proposed by-law provision. Any approval of the text of a by-law amendment would require action by the Board of Directors or the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at a meeting of shareholders.

Your Board of Directors recommends voting against this proposal because the Board believes that 1) rights plans such as the Maytag's Stockholder "Rights Plan" help maximize shareholder value, and 2) the Rights Plan protects shareholders of Maytag from unfair and abusive takeover tactics. The Board further believes that the Rights Plan is in the best interest of Maytag and its shareholders.

EXHIBIT C

2001

BALLOT

MAYTAG CORPORATION

C/O PROXY SERVICES
P.O. BOX 9112
FARMINGDALE, NY 11735

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call. You will be prompted to enter your 12-digit Control Number which is located below and then follow the simple instructions the Vote Voice provides you.

VOTE BY MAIL -
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Maytag Corporation, c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☐

Fold & Tear Here — MAYTG1 — KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends a vote "FOR" items (1) and (2).

	For All	Withhold All	For All Except	
1. Election of Directors: to a three-year term, Nominees: 01) Wayland R. Hicks 02) W. Ann Reynolds 03) Fred G. Steingraber	☐	☐	☐	To withhold authority to vote, mark "For All Except" and write the nominee's number on the line below. ______

	For	Against	Abstain
2. The ratification of the selection of Ernst & Young LLP as independent public auditors to examine the financial statements to be included in the Annual Report to Shareholders for 2001.	☐	☐	☐

The Board of Directors recommends a vote "AGAINST" items (3), (4) and (5).

	For	Against	Abstain
3. The proposal of a Shareholder concerning the classification of the Board of Directors.	☐	☐	☐
4. The proposal of a Shareholder concerning super majority voting.	☐	☐	☐
5. The proposal of a Shareholder concerning adoption of "poison pill" provisions.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon any other matters which may properly come before the meeting or any adjournment.

CHECK HERE IF YOU PLAN TO ATTEND THE MEETING ☐

CHECK HERE FOR ADDRESS CHANGE AND NOTE ON REVERSE ☐

Please date, sign exactly as name appears above, and return in the enclosed envelope. Executors, administrators, trustees, guardians or attorneys should indicate the capacity in which they sign. Corporate owners should sign in their corporate names and affix their seals.

Signature [PLEASE SIGN WITHIN BOX] ______ Date ______

Signature (Joint Owners) ______ Date ______

EXHIBIT D

LETTER SENT TO INSTITUTIONAL SHAREHOLDERS

APRIL 2000

[This letter was mailed to 50 Institutional Shareholders]

April 5, 2000

Dear Shareholder:

You should have recently received the Proxy materials for the upcoming annual meeting of Maytag Corporation. We have several items on this year's proxy and would like to take this opportunity to highlight some of the major issues.

- **Maytag 2000 Employee Stock Incentive Plan.** The plan requests an additional 3.9 million shares, which is less than 5% of the shares outstanding on the record date. The Board believes that the Plan will provide incentives, which link and align the personal interests of employees to those of the Corporation's shareholders. A significant amount of total compensation of our higher level employees is at risk in the form of equity-based grants, including performance based stock options. We believe our compensation structure focuses management's attention on developing and implementing strategies that will positively affect the value of the stock over the long term. **The Board of Directors recommends a vote FOR the approval of the Plan.**

- **Shareholder proposal concerning the annual election of the entire Board of Directors.** The purpose of a staggered or classified board of directors is to safeguard the Corporation against the efforts of a third party intent on quickly taking control of the business and not paying fair value for the business and its assets. The board of directors could lose the time needed to evaluate and react to any such third-party offer. The Board also believes that a classified board of directors facilitates continuity and stability in the composition of the Board by assuring that a majority of the Directors at any time will have prior experience and in-depth knowledge of the Corporation. **The Board of Directors recommends a vote AGAINST this proposal.**

- **Shareholder proposal to reinstate simple-majority vote.** The proponent's resolution is so vague that the Board is uncertain what is specifically being requested. There are various super-majority voting provisions in the Certificate of Incorporation. Only one, however, requires an 80% majority. Article Ninth of the Certificate of Incorporation requires an 80% vote of the shares outstanding and entitled to vote when a potential acquiror of the Corporation offers a premium price to some shareholders rather than the same price to all shareholders. The Board believes that it is unfair to permit a potential acquiror to pay a premium price to acquire a position in the Corporation and then offer the remaining shareowners a lower price. A super-majority voting requirement under such circumstances (a Fair Price provision) is necessary to protect the interest of all shareholders.

  The Proponent's resolution might also refer to all super-majority provisions of the Certificate and Bylaws of the Corporation. Super-majority provisions assure that carefully considered corporate governance rules are not replaced without a substantial consensus majority for change. Super-majority provisions along with other defensive tools empower the Board to act in the shareholders' best interests by carefully considering and responding in a reasoned manner to hostile bids. In addition, repeal of all super-majority provisions would repeal the highly desirable Fair Price provision. **The Board of Directors recommends a vote AGAINST this proposal.**

- **Shareholder proposal regarding "Golden Parachutes".** The Corporation's severance pay agreements enable the Corporation to attract and retain top management talent and would encourage executive officers to remain with the Corporation in the face of a potential change of control. Management can remain focused and objective during a potential change of control, rather than being distracted by the uncertainties of their future employment and personal financial situation, thereby allowing them to act decisively to maximize shareholder value for all shareholders. Requiring shareholder approval of executive severance pay agreements would hamper the Corporation's flexibility to act promptly and decisively in attracting and retaining executives and would put the Corporation at a disadvantage to other companies with which it competes for executive management. **The Board of Directors recommends a vote AGAINST this proposal.**

We encourage you to support the recommendations of management on the Stock Incentive Plan and on each of the shareholder proposals. Should you have any questions concerning any of the proxy items, please contact Frederick Wohlschlaeger, Senior Vice President, General Counsel and Secretary (515-787-7040) or John Tolson, Director, Investor Relations (515-787-8136).

Respectfully,

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 25, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Maytag Corporation (MYG)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Simple Majority Vote

Ladies and Gentlemen:

This is respectfully submitted in response to the Maytag Corporation (MYG) no action request. It is believed that MYG must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

2) [2 corresponds to the page number in the company no action request] Fallacy of higher standards *for investors only*, for example:
An investor must prove that institutional investors give wide backing to one particular investor, plus one particular investor's tactics, plus one particular investor's proposals – in order for an investor to discuss that one established proposal topic had significant institutional investor support.

3) The company wants to omit Professor John Pound's Corporate Research Project because there is "no citation to authority."
3) Company fallacy:
Investor text addressed to the 2001 formal company stand on this exact proposal topic is "wholly irrelevant."
3) Company fallacy:
When an investor does not use one particular procedure to address questionable company definitive proxy text, it is conclusive that further investor discussion of the matter must be omitted.

4) The company does not claim that it sent soliciting materials to *only* 50 institutional shareholders.
4) It would arguably be correct for the company to state that it solicited 50 institutional investors *if the company had in fact solicited more than 50 institutional investors.*

4) For instance, in order to solicit 100 institutional investors, the company would first have to solicit a lessor number of institutional investors.
4) The company does not disclose a means that shareholders can verify the total number of individual, institutional and mutual find shareholders that the company solicited.
4) The company leaves it to conjecture whether significant individual shareholders were solicited.
4) The company does not disclose the percentage of company stock that was solicited.
4) It is not conclusive that a statement on a legal mailing leads to a valid conclusion that another mailing was illegal.
4) The company does not address that this statement on a mailing could merely lead to a question of why the company sent more mailings after the required mailing had already been completed.
4) This company does not establish that this is an either-or issue, yet the company addresses only either-or factors.
4) Paradox:
The company seems to claim that its self-characterized good faith in modifying the title of the proposal makes it conclusive that it did not modify the title.

5) The company does not explain its method to determine that no shareholders were confused by the twice-modified investor proposal titles. Investors thus cannot verify this company claim.
5) The company does not specify any guarantee that directors will ignore their personal interests and be immune from human nature, yet the company wants common sense text omitted.
5) The company fails to distinguish that the Alaska Air definitive proxy included substantial investor text that was initially challenged.

In summary, there appear to be 17 issues above with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: MYG
William Steiner

MAYTAG

Patricia J. Martin
Deputy General Counsel
& Secretary

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-787-8505
Fax: 641-787-8102
E-mail: pmarti@maytag.com

February 5, 2002

RECEIVED FEB 07 2002

FACSIMILE and VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by William Steiner (Poison Pill) for Inclusion in The Maytag Corporation 2002 Proxy Statement

Dear Sir or Madam:

Maytag received a shareholder response to Maytag's Request for No Action from Mr. Chevedden dated January 25, 2002. The shareholder makes no change in the proposal or its supporting statements. Therefore, all of Maytag's earlier contentions still apply.

If the staff wishes to discuss this matter in more detail, please contact us. We look forward to the staff's determination.

Sincerely,

Patricia J. Martin

PJM:jkp

cc: William Steiner
John Chevedden

MAYTAG

William Steiner

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-792-7000

February 6, 2002

RECEIVED
FEB 0 7 2002
364

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal for Inclusion in The Maytag Corporation 2002 Proxy Statement

Dear Sir or Madam:

Attached are three letters regarding the above-referenced matter.

Sincerely,

Patricia J. Martin
Assistant General Counsel and Assistant Secretary
Telephone: 641-787-8505
Facsimile: 641-787-8102

PJM:jkp

Please acknowledge receipt of these letters by stamping the enclosed copy of the letters and returning them to me in the enclosed envelope.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maytag Corporation
Incoming letter dated January 9, 2002

The proposal requests that all previously issued poison pills be redeemed unless approved by shareholder vote at the next most practicable shareholder meeting.

We are unable to concur with your view that Maytag can exclude the proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the phrase that begins "Poison pills adversely affect ..." and ends "...and Robert Monks" so that it includes the accurate quote from and page reference to the referenced source;

- delete the sentence "Institutional Investors own 57% of Maytag stock";

- delete the sentence that begins "Institutional investors have a fiduciary duty ..." and ends "... shareholders";

- provide a citation to a specific source for the sentence that begins "Professor John Pound ..." and ends "... the absence of poison pills"; and

- delete the discussion that begins "Flaws in Management's 2001 Argument ..." and ends "... for compensation and longevity at Maytag."

Accordingly, unless the proponent provides Maytag with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Maytag omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lillian K. Cummins
Attorney-Advisor